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18000983

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SEC Mail Processing
FEB 27 2018
WASH, D.C.

SEC FILE NUMBER
8-69832

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/25/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GPP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 MASON STREET, 3RD FLOOR
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RON PANZIER 203-971-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, RON PANZIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GPP SECURITIES, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANEL J. GRIFFIN
Notary Public-Connecticut
My Commission Expires
August 31, 2021

Notary Public

Signature

MANAGER

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GPP SECURITIES, LLC
(A Wholly Owned Subsidiary of Great Point Partners, LLC)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
(WITH REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON)

FOR THE PERIOD FROM AUGUST 25, 2017 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2017

GPP SECURITIES, LLC
(A Wholly Owned Subsidiary of Great Point Partners, LLC)

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
GPP Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GPP Securities, LLC as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the period from August 25, 2017 (commencement of operations) through December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of GPP Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the period from August 25, 2017 (commencement of operations) through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GPP Securities, LLC's management. Our responsibility is to express an opinion on GPP Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to GPP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRINCOOPERMAN®
Accountants and Advisors

Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of GPP Securities, LLC's financial statements. The supplemental information is the responsibility of GPP Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as GPP Securities, LLC's auditor since 2017.
New York, New York
February 23, 2018

GPP SECURITIES, LLC
(A Wholly Owned Subsidiary of Great Point Partners, LLC)

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS		
Cash	$	47,056
Transaction fee receivable		401,580
Other assets		2,295
	$	450,931
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	23,102
Total liabilities		23,102
Member's equity		427,829
	$	450,931

See accompanying notes to financial statements.

GPP SECURITIES, LLC
(A Wholly Owned Subsidiary of Great Point Partners, LLC)

STATEMENT OF OPERATIONS
For the period from August 25, 2017 (commencement of operations) through December 31, 2017

Revenues	
Transaction fees	$ 401,580
Expenses	
Professional fees	91,889
Payroll and benefits	18,336
Regulatory fees and expenses	2,498
Other expenses	4,632
Total expenses	117,355
Net income	$ 284,225

See accompanying notes to financial statements.

GPP SECURITIES, LLC

(A Wholly Owned Subsidiary of Great Point Partners, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the period from August 25, 2017 (commencement of operations) through December 31, 2017

Balance as of August 25, 2017	$ 40,741
Contributions by member	102,863
Net income	284,225
Balance as of December 31, 2017	$ 427,829

See accompanying notes to financial statements.

GPP SECURITIES, LLC

(A Wholly Owned Subsidiary of Great Point Partners, LLC)

STATEMENT OF CASH FLOWS

For the period from August 25, 2017 (commencement of operations) through December 31, 2017

Cash flows from operating activities	
Net income	$ 284,225
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities:	
Transaction fee receivable	(401,580)
Other assets	(1,655)
Accounts payable and accrued expenses	20,602
Net cash used in operating activities	(98,408)
Net cash provided by financing activities, contributions by member	102,863
Net change in cash	4,455
Cash, beginning of period	42,601
Cash, end of period	$ 47,056

See accompanying notes to financial statements.

1. Nature of Business Operations and Ownership

GPP Securities, LLC (the "Company") is a Delaware Limited Liability Company that was formed on July 1, 2016 under the Delaware Limited Liability Company Act. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and received approval to commence business operations by Financial Industry Regulatory Authority, Inc. (FINRA) effective August 25, 2017. The Company is a wholly owned subsidiary of Great Point Partners, LLC (the "Parent").

The principal business activity of the Company is to provide brokerage services in connection with acquisitions, dispositions, mergers and refinancing of client companies as a result of investments made by private investment partnerships affiliated with the Parent. This activity may include debt, equity or a combination of debt and equity financing. The Company does not carry any margin or trading accounts and does not hold funds or securities for customers.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices in the broker-dealer industry.

Cash

Cash represents funds on deposit that were held with one major financial institution as of December 31, 2017.

Revenue Recognition

Revenue includes transaction fees earned for providing services in connection with acquisitions, dispositions, mergers or refinancing of companies. The Company uses the accrual basis of accounting wherein revenues are recognized when earned and payment is reasonably assured, which is generally on a success-fee basis on such transactions.

Transaction Fee Receivable

Transaction fee receivables are revenues that the Company expects to collect as a result of a transaction which was completed on December 22, 2017.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a disregarded entity for federal and state income tax purposes. Accordingly, no provision has been made for income taxes as any income or loss is passed through to and reported on the Parent's tax filings.

At December 31, 2017 management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Allocation of Expenses

The Parent is the sole member of the Company. The Company entered into an Administration and Expense Sharing Agreement to reimburse the Parent its allocable share of expenses and costs incurred by the Parent. Generally, the allocation is equal to 1.27% for office related expenses (based on the approximate square footage of Company's office) and 10% for employee related expenses (such as payroll and benefits), whereby shared management expenses, as outlined in the agreement are recognized by the Company. Expenses are generally paid by the Parent and then reimbursed by the Company for its allocable portion. These expenses include, but are not limited to, shared services such as accounting fees, legal services, consultants, transfer agents and registrars, communications, computer and information technology, occupancy, personnel and administration of employee benefits, professional fees and expenses, email archiving and electronic storage, travel, entertainment, outside service providers and other office or administrative expenses. Expenses directly related to the Company may be paid by the Parent and reimbursed in full by the Company.

Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of financial condition, results of operations and net capital requirements.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2018, various ASUs issued by the FASB contain effective implementation dates that will require their provisions to be reflected in the financial statements for the year then ending. The Company has either evaluated or is currently evaluating the implications, if any, of each of these ASUs and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the ASUs have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

3. Net Capital

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8-to-1 in the first year of operations. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2017, the Company's net capital was $23,954 which is in excess by $18,954 of its minimum requirement of $5,000. Aggregate indebtedness was $23,102.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i).

4. Related Party Transactions

Revenues

In the normal course of business, the Company receives transaction fee revenues as a result of investments made by private investment partnerships affiliated with the Parent. On December 22, 2017, one of the Company's customers completed a transaction for which a fee totaling $401,580 was due and recorded on the statement of financial condition and statement of operations. The fee was subsequently collected by the Company on January 3, 2018.

Expenses

The Company incurs expenses relating to the ongoing operations of the business. Generally, these expenses are paid by the Parent, recorded as a liability and reimbursed by the Company on a periodic basis. At times, the Parent may forgive such intercompany payables by converting these liabilities into equity in the form of a capital contribution. As of December 31, 2017, the Parent forgave approximately $78,000 of expenses that the Company owed to the Parent and converted this into equity.

5. Concentration of Credit Risk

The Company maintains its cash balances in a financial institution. Such balances may from time to time exceed the amount insured by the Federal Deposit Insurance Corporation.

During the period ended December 31, 2017, 100% of the Company's revenues were generated from one customer and the amount included in "Transaction fee receivable" on the statement of financial condition is due from this same customer.

6. Subsequent Events

On January 3, 2018, the Company collected the outstanding receivable of $401,580 reflected on the statement of financial condition. In addition, the Company accrued an additional amount of $202,680 resulting from a transaction that was completed on January 16, 2018. Of this amount, $100,000 was collected on February 9, 2018.

GPP SECURITIES, LLC
(A Wholly Owned Subsidiary of Great Point Partners, LLC)

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2017

Computation of net capital		
Total member's equity	$	427,829
Deductions and/or charges		
Non-allowed assets		(403,875)
Net capital before haircuts on securities positions		23,954
Haircuts on security positions		-
Net capital	$	23,954
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	23,102
Aggregate indebtedness	$	23,102
Computation of basic net capital requirement		
Minimum net capital required (12.5% of aggregate indebtedness)	$	2,888
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	18,954
Net capital less the greater of 120% of minimum net capital or 10% of aggregate indebtedness	$	17,954
Percentage of aggregate indebtedness to net capital		96.4%

There are no material differences between the net capital computation computed above and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2017.

See report of independent registered public accounting firm.

SCHEDULE II

Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the period from August 25, 2017 (commencement of operations) through December 31, 2017

The Company claimed an exemption from the provisions of SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i) under the Securities and Exchange Act of 1934.

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
GPP Securities, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) GPP Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GPP Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) GPP Securities, LLC stated that GPP Securities, LLC met the identified exemption provisions throughout the period from August 25, 2017 (commencement of operations) through December 31, 2017, without exception. GPP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GPP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 23, 2018

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

GPP SECURITIES, LLC
(A Wholly Owned Subsidiary of Great Point Partners, LLC)

STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3

For the period from August 25, 2017 (commencement of operations) through December 31, 2017

GPP Securities, LLC (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17C.F.R. §240.15c3-3(k) for the period from August 25, 2017 (commencement of operations) through December 31, 2017 without exception.

I, Ron Panzier, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

GPP Securities, LLC

Ron Panzier

Dated: February 23, 2018

By: ______________________
Ron Panzier, Manager